Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

Mail stop 4631

'CORRESP'

October 12, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director

Edward M. Kelly, Special Counsel

Melinda J. Hooker, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")

Offering Statement on Form 1-A

Filed September 18, 2017

File No. 24-10742

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated October 2, 2017. Following are the Company's responses to the staff's comments. Contemporaneously, we have filed Amendment No. 1 to the Offering Statement ("Amendment No. 1").

General

1.
Disclosure indicates that you are offering up to $10,000,000 of your common stock, with an additional share option of $5,000,000. Given that the offering is on a best efforts basis with the selling agents not required to sell any specific number or dollar amount of your common stock, it is unclear why you are not simply offering up to $15,000,000 of your common stock without an additional share option amount. Please revise or advise.

RESPONSE: Amendment No. 1 has been revised to reflect an increase in the offering to $10,200,000 and a reduction in the dollar value of Additional Shares which may be sold to $1,800,000. In furtherance of the telephone conversation on October 2, 2017 with Mr. Kelly and Brian A. Pearlman, Esq., counsel for the Company, the Company confirms that no additional compensation will be paid to agents for the sale of any Additional Shares and the selling agents' compensation for the sale of any Additional Shares will be on the same terms as the "best efforts" sales of up to $10,200,000.

2.
Disclosure indicates that some exhibits, including the legal opinions, will be filed by amendment. Allow us sufficient time to review the exhibits before qualification of the offering statement.

RESPONSE: The Company acknowledges the staff's comment. In addition to the description of the oral agreement filed as Exhibit 6.56 in response to comment 4 below, the legal opinions have been filed as Exhibits 12.1 and 12.2 to Amendment No. 1, and the other additional new exhibits filed therewith include the form of Selling Agency Agreement (Exhibit 1.1), form of Selling Agents' Warrant (Exhibit 3.6), forms of subscription agreements (Exhibits 4.1, 4.2 and 4.3), two new material contracts (Exhibits 6.53 and 6.55) and the two forms of Escrow Agreement (Exhibits 8.1 and 8.2).

Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2017

Summary Historical Financial Data, page 10

3.
Given that this is now a best efforts offering, with no minimum, it appears to us you should remove any pro forma disclosures that reflect the receipt of proceeds from the offering. This comment is also applicable to your capitalization table on page 25.

RESPONSE: Proforma disclosures that reflect receipt of proceeds from the offering have been removed from both the Summary Historical Financial Data and the Capitalization Table. Please see pages 10 and 26 of Amendment No. 1.

Encore Endeavor 1 (EE1), page 48

4.
Disclosure in the first bullet point on page 49 indicates that EE1 had an oral agreement with Sandbox LLC for the travel and concierge related services that it arranged in February 2017. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10) of Regulation S-K. Please file as an exhibit to the offering statement the written description of the oral contract. Alternatively, advise us why the written description of the oral contract need not be filed as an exhibit to the offering statement. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

RESPONSE: Filed as Exhibit 6.56 to Amendment No. 1 is a written description of the material terms of the oral agreement between EE1 and Sandbox LLC. Amendment No. 1 has also been updated to reflect that Sandbox LLC is an affiliate of a member of the Company's board of directors.

Director Compensation, page 67; Executive Compensation, page 68

5.
If your offering statement was not qualified before October 1, 2017, you are required to update the disclosures to include Item 402 of Regulation S-K disclosures for the fiscal year ended September 30, 2017. See Item 11 of Form 1-A. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

RESPONSE: Amendment No. 1 contains updated Item 402 disclosure for the fiscal year ended September 20, 2017. Please see pages 67, 68, and 70.

Consolidated Statements of Cash Flows, page F-4

6.
We note your response to prior comment 5. It appears to us the amount presented as proceeds from sale of common stock for the period ended June 30, 2016 should also be revised.

RESPONSE: As noted in Note 9 of the June 30, 2017 financial statements (see page F-16 of the filing), in the nine months ended June 30, 2016 the Company conducted a private placement of securities which resulted in gross proceeds of $2,150,000. In a separate transaction in the same period the Company issued 30,000 shares of our common stock valued at $225,000 as a charitable contribution.

For the financial statements covering the nine months ended June 30, 2016, the Company included the $225,000 in the “Proceeds from sale of common stock” line within financing activities.  We note that this was incorrect as it should have been presented as an adjustment to reconcile net loss to net cash used by operating activities.

We note that this oversight had the effect of overstating the net cash outflows from operations and overstating the net cash inflows from financing activities.  This issue has been addressed and corrected in the cash flow statements for the nine months ended June 30, 2017 included with the offering statement on Amendment No. 1.  On the cash flow statement for the nine months ended June 30, 2016, the “proceeds of sale of commons stock” is $2,150,000, which ties directly to the disclosed amount of cash received for the sale of common shares in December 2016.

Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2017

Note 5 – Intangible Assets, page F-15

7.
We note your response to prior comment 6. Please confirm to us and disclose in your filing that you will continue to assess the life of indefinite-lived intangible assets as required by ASC 350-30-35-16.

RESPONSE: The Company hereby confirms that it will continue to assess the life of indefinite-lived intangible assets as required by ASC 305-30-35-16. As requested, additional disclosure regarding this continued assessment has been added to Amendment No. 1; please see page F-16.

Note 15 – Subsequent Events, page F-26

8.
It appears to us the date through which subsequent events were evaluated should be revised since you disclose events that occurred after that date.

RESPONSE: The subsequent event date in the interim financials has been updated to reflect all events accounted for as of the most recent filing of Amendment No. 1.

We trust the foregoing sufficiently responds to the staff's comments. This letter also confirms Mr. Pearlman's discussion with Mr. Kelly that as this is a Tier 2 offering, no state qualification or registration of the offering is required.

Mr. Pearlman will contact the staff in a few days to coordinate the timing of a request for qualification of the offering statement. Prior to such request, we will request that FINRA advise the staff that it has no objections to the compensation arrangements.

Thank you.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer
cc:
Brian A. Pearlman, Esq.
Leslie Marlow, Esq.